QUANTITATIVE ALPHA TRADING INC.
40 Village Centre Place
Mississauga, Ontario
L4Z 1V9

NOTICE OF THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 14, 2012

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of the shareholders of Quantitative Alpha Trading Inc. (the “Corporation”) will be held at the LE MERIDIAN KING EDWARD HOTEL – KENSINGTON ROOM, LOCATED AT 37 KING STREET EAST, TORONTO, ONTARIO, M5C 1E9 ON MONDAY, MAY 14, 2012 AT THE HOUR OF 10:00 A.M. (TORONTO TIME), for the following purposes:

1.	To receive and consider the financial statements of the Corporation for the fiscal year ended December 31, 2011;

2.	To fix the number of directors on the board of directors of the Corporation (the “Board of Directors”) at nine (9) and to elect directors for the ensuing year;

3.	To appoint auditors for the ensuing year and to authorize the directors to fix their remuneration;

4.	To move the registered offices of the Corporation to 36 Toronto Street, Suite 750, Toronto, Ontario, M5C 2C5;

5.	To ratify the Board of Directors’ decision to adopt a new fixed stock option plan; and

6.	To transact such other business as may properly be brought before the Meeting.

The enclosed Information Circular accompanying this Notice of Meeting should be consulted for further details on the matters to be acted upon.

DATED as of the 9th day of April, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

“James McGovern”
James McGovern
Chief Executive Officer

IMPORTANT

Only holders of common shares of the Corporation of record at the close of business on April 9, 2012 are entitled to notice of the Meeting and only those holders of the common shares of the Corporation of record at the close of business on April 9, 2012, or who subsequently become shareholders and comply with the provisions of the Ontario Business Corporations Act (“OBCA”), are entitled to vote at the Meeting. If you are unable to attend in person, kindly fill in, sign and return the enclosed proxy in the envelope provided for that purpose.

Proxies, to be valid, must be deposited at the office of the registrar and transfer agent of the Corporation, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Facsimile: 1-866-249-7775 (in North America) 1-416-263-9524 (outside North America) not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, preceding the Meeting or any adjournment of the Meeting.

QUANTITATIVE ALPHA TRADING INC.
40 Village Centre Place
Mississauga, Ontario
L4Z 1V9
INFORMATION CIRCULAR

PURPOSE OF SOLICITATION

          THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF QUANTITATIVE ALPHA TRADING INC. (THE “CORPORATION”) FOR USE AT THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION (THE “MEETING”) TO BE HELD AT THE LE MERIDIAN KING EDWARD HOTEL – KENSINGTON ROOM, LOCATED AT 37 KING STREET EAST, TORONTO, ONTARIO, M5C 1E9 ON MONDAY, MAY 14, 2011 AT THE HOUR OF 10:00 A.M. (TORONTO TIME), AND AT ANY ADJOURNMENT THEREOF FOR THE PURPOSES SET OUT IN THE ACCOMPANYING NOTICE OF MEETING. Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone by directors or officers of the Corporation. Pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of the common shares of the Corporation (“Common Shares”). The cost of any such solicitation will be borne by the Corporation.

VOTING OF PROXIES

          All Common Shares represented at the Meeting by properly executed proxies will be voted or withheld from voting and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Common Shares represented by the proxy will be voted or withheld from voting in accordance with such specifications. IN THE ABSENCE OF ANY SUCH SPECIFICATIONS, THE MANAGEMENT DESIGNEES WILL VOTE IN FAVOUR OF ALL THE MATTERS SET OUT HEREIN.

          THE ENCLOSED INSTRUMENT OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE MANAGEMENT DESIGNEES, OR OTHER PERSONS NAMED AS PROXY, WITH RESPECT TO AMENDMENTS TO OR VARIATIONS OF MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND ANY OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. AT THE DATE OF THIS INFORMATION CIRCULAR, THE CORPORATION IS NOT AWARE OF ANY AMENDMENTS TO, OR VARIATIONS OF, OR OTHER MATTERS WHICH MAY COME BEFORE THE MEETING. IN THE EVENT THAT OTHER MATTERS COME BEFORE THE MEETING, THEN THE MANAGEMENT DESIGNEES INTEND TO VOTE IN ACCORDANCE WITH THE JUDGMENT OF THE MANAGEMENT DESIGNEES.

          Proxies, to be valid, must be deposited at the office of the Registrar and Transfer Agent of the Corporation, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, preceding the Meeting or any adjournment of the Meeting.

APPOINTMENT OF PROXY

          A SHAREHOLDER HAS THE RIGHT TO DESIGNATE A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION), TO ATTEND AND ACT AND ON BEHALF OF SUCH SHAREHOLDER AT THE MEETING OR ANY ADJOURNMENT THEREOF. Such right may be exercised by inserting in the blank space provided, the name of the person or company to be designated and striking out therefrom, the names of the management designees or by completing another proper instrument of proxy and, in either case, signing, dating and depositing the instrument of proxy with the Registrar and Transfer Agent of the Corporation, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, preceding the Meeting or any adjournment of the Meeting.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy.

A shareholder may revoke a proxy by:

(a)
depositing an instrument in writing, executed by him or her or his or her attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal or signed by a duly authorized officer or attorney for the Corporation:

(i)
at the offices of the Registrar and Transfer Agent of the Corporation, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, at any time, but not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, preceding the Meeting or any adjournment of the Meeting at which the proxy is to be used;

(ii)
at the registered office of the Corporation, 40 Village Centre Place, Mississauga, Ontario, L4Z 1V9 at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used; or

(iii)	before the commencement of the Meeting with the chairman of the Meeting on the day of the Meeting or any adjournment of the Meeting; or

(b)	in any other manner permitted by law.

          In addition, a proxy may be revoked by the shareholder executing another form of proxy bearing a later date and depositing same at the offices of the Registrar and Transfer Agent of the Corporation within the time period set out under the heading “Voting of Proxies”, or by the shareholder personally attending the Meeting and voting his, her or its shares. If no date is inserted in the form of proxy the Corporation will affix therein the date it was received.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES
ON VOTING COMMON SHARES

          Shareholders who do not hold their shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the nominee of The Canadian Depository for Securities Limited, which acts as depositary for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

          Applicable regulatory rules require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically prepares machine-readable voting instruction forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the voting instructions to Broadridge or to call their toll free telephone number to vote their shares or access their web site www.proxyvotecanada.com to deliver voting instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at a meeting. A Beneficial Shareholder receiving a voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instructions must be communicated to Broadridge well in advance of the Meeting in order to have the Common Shares voted at the Meeting.

          Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Non-Objecting Beneficial Owners

          These security holder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions or form of proxy delivered to you.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

          The Articles of Continuance of the Corporation provide that it is authorized to issue an unlimited number of Class A common shares (“Common Shares”) in the share capital of the Corporation without nominal or par value. According to the records of the Transfer Agent, a total of 266,711,744 Common Shares are issued and outstanding on the date hereof and entitled to vote at the Meeting on the basis of one vote for each Common Share held.

Record Date for Meeting

          Holders of Common Shares of record at the close of business on the record date, set by the directors of the Corporation to be April 9, 2012 (the “Record Date”), are entitled to vote such Common Shares at the Meeting unless after that date a Shareholder of record transfers his shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, requests not later than ten days prior to the Meeting that the transferee’s name be included in the list of Shareholders entitled to vote, in which case, such transferee is entitled to vote such shares at the Meeting.

          Pursuant to By-law No. 1 of the Corporation, one shareholder must be present in person or by proxy and entitled to vote at the Meeting before any action may validly be taken at the Meeting. If such a quorum is not present, the Meeting will be rescheduled.

          Pursuant to the Alpha Voting Trust, absent a proposal to liquidate or wind-up the Corporation and for so long as the Common Shares are listed for trading on a recognized stock exchange, the voting rights in respect of a total of 116,361,601 Common Shares registered in the name of Alpha Voting Trust beneficially owned by others, representing 43.63% of the issued and outstanding Common Shares of the Corporation, may be voted in the unfettered discretion of:

(1) Mr. Todd Halpern, Chair of the Board of Directors, and

(2) Mr. Alfred Apps, Director,

 acting jointly under full indemnity from the beneficial owners, which include Joseph Ertel beneficially owning 46,976,572 Common Shares representing 17.61% of the issued and outstanding Common Shares of the Corporation and Travis Trust, as trustee (the adult beneficiaries of Travis Trust are Marsha Arviv, Adam Arviv and Jennifer Arviv and the minor beneficiaries are Oriana Arviv, Kayla Arviv and Alexis Arviv) beneficially owning 69,385,029 Common Shares, representing 26.01% of the issued and outstanding Common Shares of the Corporation.

          To the knowledge of the directors and executive officers of the Corporation, as at the date hereof, no other person beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying more than 10% of the voting rights of the issued and outstanding Common Shares of the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

          To the knowledge of the Corporation’s directors, the only matters to be dealt with at the Meeting are those matters set forth in the accompanying Notice of Meeting relating to: (i) receiving and considering the financial statements of the Corporation for the fiscal year ended December 31, 2011; (ii) fixing the number of directors at nine (9) and the election of directors of the Corporation; (iii) changing the registered office of the Corporation to 36 Toronto Street, Suite 750, Toronto, Ontario, M5C 2C5; (iv) appointing auditors for the ensuing year and to authorizing the directors to fix their remuneration; and (v) the ratification of the adoption of a long-term incentive fixed stock option plan.

I.	FINANCIAL STATEMENTS

          Financial statements for the Corporation will be placed before the shareholders at the Meeting. Shareholders who have previously requested financial statements will receive a copy of the financial statements by mail, or if eligible, by email. Shareholders can request future financial statements by completing the proxy accompanying the Notice of Meeting and Information Circular. Copies of the financial statements and management’s discussion and analysis are also available at www.sedar.com.

II.	ELECTION OF DIRECTORS

          The Articles of Continuance provide for a board of directors comprised of between three and eleven directors. The board of directors has fixed the number of directors at nine.

          Some of the nominees are now directors of the Corporation and have been directors since the dates indicated below.

          It is proposed that the persons named below will be nominated as directors at the Meeting. Each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected or appointed pursuant to the Articles of the Corporation unless his office is earlier vacated in accordance with the provisions of the OBCA or the Corporation’s Articles.

          IT IS THE INTENTION OF THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, TO VOTE FOR THE ELECTION OF SAID PERSONS TO THE BOARD OF DIRECTORS. MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF SUCH NOMINEES WILL BE UNABLE TO SERVE AS DIRECTORS. HOWEVER, IF, FOR ANY REASON ANY OF THE PROPOSED NOMINEES DO NOT STAND FOR ELECTION OR ARE UNABLE TO SERVE AS SUCH, PROXIES IN FAVOUR OF MANAGEMENT DESIGNEES WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN HIS OR HER PROXY THAT HIS OR HER SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

          The following information relating to the nominees as directors is based on information received by the Corporation from the said nominees.

Name and Province and Country of Residence and Position(s) with the Corporation	Principal Occupation	Director Since	Number of Common Shares Beneficially Owned, Controlled or Directed(1)
Todd Halpern (2) Toronto, Ontario Chairman & Director	Mr. Halpern has served as President of Halpern Enterprises, a family business founded by his father over 57 years ago. Mr. Halpern joined Halpern Enterprises in 1979, and since has grown the company tremendously. Today, Halpern Enterprises is a leading importer of fine wines and spirits into North America, representing over 100 of	October 12, 2010	125,918,636

___________________________
(2)(3)

Name and Province and Country of Residence and Position(s) with the Corporation	Principal Occupation	Director Since	Number of Common Shares Beneficially Owned, Controlled or Directed(1)
	the world’s finest wine and spirit producers.

A member of the Board of Directors of Toronto General Hospital since 2005, Mr. Halpern is also Chair of the Board of Directors of the Krembil Neuroscience Centre’s Krembil Discovery Tower and Krembil Neuro Program. In addition, Mr Halpern chairs the Grand Cru Culinary Wine Festival, which benefits research at University Health Network.

Mr. Halpern was formerly a member of the Board of Directors of Sentinelle Medical Inc. and was involved in the successful acquisition of the company by Hologic Inc. and is currently a member of the Board of Directors of Mobile Integrated Systems Inc., a software development company focused on creating secure mobile games for regulated environments.

James McGovern Toronto, Ontario, Canada Chief Executive Officer & Director	Mr. McGovern founded Arrow Hedge Partners Inc. in 1999 and has served as its President and CEO since that time, after working for over thirteen years at BPI Financial Corporation (Canada) (“BPI”), the company of which he co-founded, and where he ultimately held the positions of President and Chief Executive Officer. BPI, a publicly traded company, managed or administered over $6 billion in investment assets on behalf of Canadian and U.S. investors.	March 30, 2011	15,373,095

Mr. McGovern was the founding Chairman (currently, Past Chairman) of the Canadian Chapter of the Alternative Investment Management Association (“AIMA”). He is actively involved in the international hedge fund community and has spoken at conferences in Canada and globally.

Mr. McGovern graduated from the University of Toronto with a Bachelor of Commerce and Finance degree in 1985. He is active in charitable organizations, including Hedge Funds Care Canada and the University Health Network.

	Mr. McGovern also serves on the Board of Trustees of the Fraser Institute, an independent Canadian economic and social research and educational organization.

Dr. Alex Bogdan	Dr. Alex Bogdan is the CTO of the Company.	March 30, 2011	8,927,520
Bolton, Ontario, Canada Chief Technology Officer & Director	The lead scientist and developer behind the Stealth© software, Dr. Bogdan holds a PhD in artificial intelligence and cybernetics, a master’s degree in Power Electronics and a bachelor’s degree in

Name and Province and Country of Residence and Position(s) with the Corporation	Principal Occupation	Director Since	Number of Common Shares Beneficially Owned, Controlled or Directed(1)
	mathematical psychology.

Prior to developing Stealth©, Dr. Bogdan was involved in many important scientific projects in Europe, Canada and the United States. He is the author of more than 50 international patents on various devices and methods, some of which have been successfully implemented and commercialized by private and public companies around the world.

	In 1985 he was awarded a prestigious national award (gold medal) for exceptional achievement in science dedicated to a scientist under the age of 30.

Edward Milstein Westchester, Connecticut, United States Director
Edward Milstein has a broad range of business interests but is primarily involved in real estate, land development, banking and the funding of early round venture capital for companies involved in cable television, real-estate services, computer software, internet-related services and applications, as well as other hi-tech companies.
		March 30, 2011	Nil

Mr. Milstein is co-Chairman of both Milstein Brothers Capital Partners and of Emigrant Savings Bank, a $9 billion institution with equity in excess of $1 billion. He is also President of Timko Contracting Corporation, a builder of New York apartments and office space. The Milstein family has taken a leading role in the business life of New York City for three generations.

In addition to his various charitable activities, Mr. Milstein has served as a Board member on the National Crime Prevention Council, the Citizens Crime Commission of New York City and of the New York City Police.

Richard Schaeffer Ney York City, New York, United States Vice-Chair & Director	Richard Schaeffer is the retired Chairman of NYMEX Holdings, Inc. and the New York Mercantile Exchange. He served as a member of the Board of Directors of NYMEX from March 1990 to 2008, serving as Treasurer from 1993 to 2004, Vice Chairman from 2004 to 2006, and Chairman from 2006 to 2008. Mr. Schaeffer has been a NYMEX member and seat owner since 1981.	March 30, 2011	9,676,310

Mr. Schaeffer has also served as a director on the Board of Directors of the leading Norwegian financial derivatives exchange IMAREX as well as on the Board of Directors of the Montreal Stock Exchange. Mr. Schaeffer currently serves as a special advisor to General Atlantic, a leading global private equity investment firm.

Name and Province and Country of Residence and Position(s) with the Corporation	Principal Occupation	Director Since	Number of Common Shares Beneficially Owned, Controlled or Directed(1)

Deeply involved with children’s charitable causes for many years, Mr. Shaeffer was Chairman of the NYMEX Foundation’s Board of Directors from 2006 to 2008, a board he was first invited to join in 1989. He currently sits on the Board of Directors of the Museum of American Finance and of the Tribeca Film Festival, He has also raised funds for New York Presbyterian Hospital and the We Are Family Foundation among others.

In 2008, Mr. Schaeffer was honoured by Foundation Fighting Blindness during their NYC Dining in the Dark event. He was awarded Chai Lifeline’s Man of the Year in 2005 and again in2008. He received the We Are Family Foundation Visionary Award in 2007 and the United Cerebral Palsy of Suffolk County, NY Distinguished Leader Award in 2006. Futures & Options for Kids granted him their Community Service Award in 2007.

	Mr. Schaeffer graduated from the Robert H. Smith School of Business at the University of Maryland in 1974. He delivered the school’s commencement address in 2006.

Simon Posen New York City, New York, United States Director	Mr. Posen was born and raised in the United Kingdom and moved to the United States in 1993, where he immediately began working at the New York Mercantile Exchange (“NYMEX”). He became an independent Precious Metal Trader in 1996. From January1998 through March 1999 he ran the floor operations for Mitsui USA. In July of 1999, he became a member of the NYMEX, specializing as an independent market maker in the Natural Gas market. Mr. Posen left the floor in 2008 to pursue electronic trading opportunities	March 30, 2011	10,475,990

John Gibson Toronto, Ontario, Canada Director	John Gibson is CEO and a founder of Integral Wealth Securities Limited, a national securities dealer headquartered in Toronto. Integral provides investment banking, institutional sales / trading to corporate and institutional clients as well as wealth management services to individuals.	March 30, 2011	2,380,950

Prior to Integral, Mr. Gibson was CEO of Patriot Equities Corp. (“Patriot”), a TSX-listed real estate company engaged in the re- development of urban shopping centres. Prior to his time at Patriot, Mr. Gibson was engaged in the acquisition of distress commercial mortgage loans from Canadian lending institutions in conjunction with Lone Star Opportunity Fund, and prior to Lone Star’s formation, with the Brazos Fund.

Name and Province and Country of Residence and Position(s) with the Corporation	Principal Occupation	Director Since	Number of Common Shares Beneficially Owned, Controlled or Directed(1)
Mr. Gibson is a past President of the Couchiching Institute on Public Affairs, Canada’s oldest non-partisan forum on public affairs.

Mr. Gibson holds a Bachelor of Commerce (Honours) degree from Queen’s University.

Alan W. Ralph St. Catharines Ontario, Canada Director
Mr. Ralph, age 67, was a former audit partner with Deloitte & Touche LLP (“Deloitte”) and is now retired. Mr. Ralph also is a sole proprietor of Alan W Ralph Consulting Services, consulting to winery investors and owners as well as other small business enterprises from June 2007 to the present.
		March 30, 2011	Nil

Mr. Ralph is a Chartered Accountant who retired in 2007 after 34 years as a partner of Deloitte. During his tenure with Deloitte, Mr. Ralph specialized in Audit and Assurance serving both publicly traded and owner managed enterprises. Mr. Ralph was the office managing partner for the Niagara and Burlington offices, the director of Audit and Assurance Services for South Western Ontario and a member of the Deloitte National Committee for Audit and Assurance Services in Canada.

Currently, Mr. Ralph is a director and chair of the audit committee for Mobile Integrated Systems Inc. a publicly traded company that develops and markets lottery software. Mr. Ralph has also served as a director and board chair for various community, charitable and not- for-profit boards and associations located in the Niagara Peninsula.

Mr. Ralph was appointed to the board of directors on March 30, 2011 and will hold office until the next annual meeting of shareholders or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the provisions of the OCA or the Company’s Articles.

Benjamin Chesir Woodmere, New York, United States President and COO, QAT USA & Director
Mr. Chesir is the President and Chief Operating Officer of QAT USA. Mr. Chesir has over 15 years of capital markets experience focusing on trading and money management. He started his career at Merrill Lynch in a variety of roles including software developer, market data executive and futures and options sales trader. Mr. Chesir also served as risk manager at ABN AMRO Inc and at Citigroup, where he built and ran the risk management infrastructure and functions for those firms’ North American exchange-traded derivatives businesses. Mr. Chesir joined the New York Mercantile Exchange as its Senior Vice President of New Product Development in 2006. After the CME Group’s acquisition of NYMEX he took a position at OTC Global Holdings as its Chief Development Officer helping that firm develop and distribute its electronic trading platform to institutional clients and brokers.
		September 19, 2011	Nil

Name and Province and Country of Residence and Position(s) with the Corporation	Principal Occupation	Director Since	Number of Common Shares Beneficially Owned, Controlled or Directed(1)

Notes:

1. Information as to Common Shares beneficially owned, not being in the knowledge of the Corporation, has been furnished by the respective directors.

2. Messrs. Halpern and Apps are trustees under indemnity in respect of a total of 116,361,601 Common Shares of the Corporation registered in the name of Alpha Voting Trust (the “Trust Shares”) pursuant to a voting trust agreement (the “Voting Trust”) under which said trustees, acting jointly, have an unfettered discretion to vote the Trust Shares, representing 43,63% of the issued and outstanding Common Shares of the Corporation on any matter pertaining to the Corporation excepting a liquidation or winding-up thereof. The Voting Trust is revocable and terminable only in the event that the Common Shares of the Corporation are no longer listed for trading on a recognized public stock exchange.

Cease Trade Orders or Similar Orders

No proposed director:

(a)
is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that,

(i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)
was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)
is, as at the date of the Information Circular, or has been within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)
has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

For the purpose of the preceding paragraph (a), (b) and (c) “order” means:

(a)	a cease trade order;

(b)	an order similar to a cease trade order; or

(c)	an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days.

Penalties and Sanctions

No proposed director has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

III.	APPOINTMENT OF AUDITORS

          The management designees, if named as proxy, intend to vote the Common Shares represented by any such proxy for the appointment of Grant Thornton LLP, as auditors of the Corporation at a remuneration to be fixed by the Board of Directors unless the shareholder has specified in his, her or its proxy that the Common Shares are to be withheld from voting in the reappointment of the auditors.

          The Board of Directors recommends that the shareholders vote in favour of the appointment of Grant Thornton LLP, as auditors of the Corporation until the next annual meeting, and grant the Board of Directors the authority to fix the remuneration to be paid to the auditor. Grant Thornton LLP has served as auditors of the Corporation since February 28, 2011.

IV. TO MOVE THE REGISTERED OFFICE OF THE CORPORATION TO 36 TORONTO STREET SUITE 750, TORONTO, ONTARIO, M5C 2C5

          Management and the Board of Directors have determined that it is in the best interest of the Corporation to move its registered offices from 40 Village Centre, Mississauga, Ontario to 36 Toronto Street, Suite 750, Toronto, Ontario where the principal officers of the Corporation are located.

          The management designees, if named as proxy, intend to vote the Common Shares represented by any such proxy for the move of the registered offices of the Corporation from 40 Village Centre, Mississauga, Ontario, to 36 Toronto Street, Suite 750, Toronto, Ontario, M5C 2C5 unless the shareholder has specified in his, her or its proxy that the Common Shares are to be voted against the move of registered office of the Corporation.

          The Board of Directors recommends that the shareholders vote in favour of the move of the registered office of the Corporation to 36 Toronto Street, Suite 750, Toronto, Ontario, M5C 2C5.

          At the meeting, shareholders will be asked to consider and, if deemed advisable, pass, with or without amendment, the following special resolution approving the change of registered office from 40 Village Center, Mississauga, Ontario to 36 Toronto Street, Suite 750, Toronto, Ontario:

BE IT RESOLVED that:

          1. the change of registered office of the Corporation from 40 Village Center, Mississauga, Ontario to 36 Toronto Street, Suite 750, Toronto, Ontario, be and is hereby approved, adopted, ratified and confirmed; and

          2. any director or officer of the Corporation is hereby authorized and directed to sign and deliver, for and on behalf of the Corporation, all such documents and do all such acts and things as may be considered necessary or desirable to give effect to this resolution,

          The special resolution must be approved by at least two-thirds of the votes cast at the Meeting by the holders of Common Shares

V.	ADOPTION OF NEW STOCK OPTIONPLAN

1.	STOCK OPTION PLAN

The Corporation has adopted a new stock option plan known as the “Quantitative Alpha Trading Inc. Stock Option Plan” (the “Plan”) the full text of which is attached hereto as Schedule “A”. Under the Plan, options to purchase Common Shares are granted by the Board to directors, officers, employees and consultants at an exercise price set by the Board and shall be no less than the price permitted by the stock exchange on which the share are then listed.

Options granted under the Plan have a term of ten years. The Plan is administered by the Board. The number of shares reserved for issuance under options granted to Insiders under the Plan together with all previously outstanding stock options, at any time, cannot exceed 10% of the issued and outstanding shares, and the number of shares issued to an Insider under options granted under the Plan, together with all previously outstanding stock options, within any one year period, cannot exceed 5% of the issued and outstanding shares. Upon termination due to death, outstanding options are exercisable for a one year period thereafter, or in the event of retirement or resignation, for a period of 60 days thereafter. Subject to regulatory approval, amendment, suspension or termination of the Plan is at the discretion of the Board. Options granted under the Plan are not assignable.

The Plan replaces a previously adopted rolling stock option plan (the “Old Plan”) that provided for the issue of options equal to up to 15% of the then issued and outstanding common shares (subject to regulatory approval). The Plan now fixes the number of shares issuable on the exercise of stock options under the Plan at 53,342,348, being 20% of the 266,711,744 issued and outstanding common shares of the Corporation as of the Record Date. 33,363,099 options have been issued under the Old Plan and will remain outstanding subject to the new terms of the Plan. It is proposed that up to an additional 19,979,249 common shares be made issuable on the exercise of stock options under the Plan. Options that expire unexercised or that are cancelled may be re-granted under the Plan. Options that are exercised may not be re-granted under the Plan.

The directors unanimously approved the change to a fixed stock option plan providing for the maximum number of Common Shares to be reserved for issuance under the Corporation’s Plan to be fixed at 53,342,348, being 20% of the issued and outstanding shares as of the Record Date, subject to shareholder and regulatory approval. At the meeting, shareholders will be asked to consider and, if deemed advisable, pass, with or without amendment, the following resolution approving amendments to the Stock Option Plan:

“BE IT RESOLVED that:

          1. the Quantitative Alpha Trading Inc. Stock Option Plan in the form attached as Schedule A hereto, which provides for up to 53,342,348 common shares to be reserved for issuance on the exercise of stock options, be and is hereby approved, adopted, ratified and confirmed; and

          2. any director or officer of the Corporation is hereby authorized and directed to sign and deliver, for and on behalf of the Corporation, all such documents and do all such acts and things as may be considered necessary or desirable to give effect to this resolution.”

Unless otherwise instructed, the persons named in the accompanying proxy (provided the same is duly executed in their favour and is duly deposited) intend to vote FOR the approval of the resolution described above.

          The resolution must be approved by a simple majority approval of the votes cast at the Meeting by the holders of Common Shares.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Definitions:
For the purpose of this Information Circular:

“CEO” means an individual who acted as chief executive officer of the company, or acted in a similar capacity, for any part of the most recently completed financial year;

“CFO” means an individual who acted as chief financial officer of the Corporation, or acted in a similar capacity, for any part of the most recently completed financial year;

“company” includes other types of business organizations such as partnerships, trusts and other unincorporated business entities;

“equity incentive plan” means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of Section 3870 of the Handbook;

“Handbook” means the Handbook of the Canadian Institute of Chartered Accountants, as amended from time to time;

“incentive plan” means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

“incentive plan award” means compensation awarded, earned, paid, or payable under an incentive plan;

“NEO” or “Named Executive Officer” means each of the following individuals:

(a)	a CEO;

(b)	a CFO;

(c)
each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of National Instrument 51-102, for that financial year; and

(d)
each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year;

“non-equity incentive plan” means an incentive plan or portion of an incentive plan that is not an equity incentive plan;

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

“plan” includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons;

“share-based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, preferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

          Given the Corporation’s current size and stage of development, the Board of Directors has not appointed a formal compensation committee, however it is the Board of Directors’ policy that management directors are required to abstain from voting in respect of their own compensation thereby providing the independent members of the Board of Directors with considerable input as to executive compensation. The Board of Directors’ compensation philosophy is aimed at attracting and retaining quality and experienced people with established records in managing and maintaining public companies which is critical to the success of the Corporation. These key persons create the framework for future success and later will share in any success of the Corporation. Such a reward system supports the Corporation’s commitment to delivering strong performance for the Shareholders. At the present time the

Corporation does not have a compensation program in place for its NEOs or directors, as is evidenced by the Summary Compensation Table, below. See also Compensation of Directors, later in this Information Circular.

          The Board of Directors reviews on an annual basis the corporate goals and objectives relevant to executive compensation, and determines if a compensation package should be implemented. The Board of Directors also takes into consideration the Corporation’s overall performance, shareholder returns, the value of similar incentive awards to executive officers at comparable companies and the awards given to executive officers in past years. The Board of Directors intends to make awards to senior officers including NEOs and directors under the stock option plan subject to the approval of the stock option plan by shareholders.

Summary Compensation Table

          The following table provides a summary of the total compensation for the three most recently completed financial years paid to the Named Executive Officers: the President and CEO, and the CFO and the three most highly compensated executive officers, other than the CEO and CFO of the Corporation. No other executive officer of the Corporation or any of its subsidiaries received total compensation in excess of $150,000 in respect of the financial year ended December 31, 2011.
					Non-Equity Incentive
					Plan Compensation
					($)
			Share-	Option-
Name and			Based	Based	Annual	Long-term	Pension	All Other	Total
Principal	Year	Salary	Awards	Awards	Incentive	Incentive	Value	Compensation	Compensation
Position	Ended	($)	($)	($)	Plans	Plans	($)	($)	($)
Benjamin	2011	$67,307	N/A	$272,295	N/A	N/A	N/A	N/A	$339,602
Chesir
President
and COO,
QAT USA

Michael	2011	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Boulter,	2010	N/A	520,625	N/A	N/A	N/A	N/A	N/A	520,625
President			Common						Common
and Interim			Shares						Shares
CEO(1)

Alex	2011	$107,077	N/A	$136,176	N/A	N/A	N/A	N/A	$243,253
Bogdan	2010	N/A	N/A	N/A	N/A	N/A	N/A	75,165(6)	75,165
Chief
Technology
Officer

James	2011	N/A	N/A	$544,704	N/A	N/A	N/A	N/A	$544,704
McGovern
CEO

Rana Vig	2010	$30,000	N/A	Nil	N/A	N/A	N/A	N/A	$30,000
Vice-
President,
Corporate
Operations

Lucky	2010	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Janda(2)	2009	N/A	N/A	N/A	N/A	N/A	N/A	$48,229 finders	$264,979
CEO,								fees to 849928
President								BC Ltd..(3)

								$22,750
          __________________________

					Non-Equity Incentive
					Plan Compensation
					($)
			Share-	Option-
Name and			Based	Based	Annual	Long-term	Pension	All Other	Total
Principal	Year	Salary	Awards	Awards	Incentive	Incentive	Value	Compensation	Compensation
Position	Ended	($)	($)	($)	Plans	Plans	($)	($)	($)
								management
								fees to Cambrel
								Industries Ltd.(3)\

								$45,000
								management
								fees to INFA
								Investment
								Ltd.(3)

								$39,000
								consulting fees
								to Cambrel
								Industries
								Ltd..(3)

								$50,000
								property
								research fees to
								Forbes and
								Manhattan BC
								Ltd..(3)

								$60,000 rent to
								Cambrel
								Industries
								Ltd..(3)

Sandeep	2010	N/A	N/A	Nil	N/A	N/A	N/A	N/A	$3,000
Poonia	2009	N/A	N/A	N/A	N/A	N/A	N/A	$3,000	$3,000
								director’s fees
President(4)

Parmjeet	2009	N/A	N/A	N/A	N/A	N/A	N/A	$3,000	$3,000
Johal								director’s fees

Harpreet	2009	N/A	N/A	N/A	N/A	N/A	N/A	$3,000	$3,000
Janda								director’s fees

Chief
Financial
Officer

Curt Huber	2009	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
President(5)

Notes:
1.	Mr. Boulter became President and Interim CEO of the Corporation on May 15, 2010 and resigned his position on June 30, 2011.

2.	Mr. Janda served as CEO and a director of the Corporation until October 12, 2010.

3.	Company which Mr. Janda controls and is on the Board of Directors.

4.	Mr. Sandeep Poonia served as President and a director of the Corporation until May 15, 2010.

5.	Mr. Huber resigned as President and a director of the Corporation April 8, 2009.

6.	Consulting fees paid to Dr. Bogdan.

INCENTIVE PLAN AWARDS

Outstanding Share-Based and Option Based Awards Granted to Named Executive Officers as of
December 31, 2011

The following table summarizes all share-based and option-based awards granted by the Corporation to its Named Executive Officers which are outstanding as of December 31, 2011.

	Option-based Awards				Share-based Awards
Name	Number of	Option	Option	Value of	Number of	Market or
	securities	exercise	expiration	unexercised	shares or	payout value
	underlying	price	date	in-the-money	units of	of share-
	unexercised	($)		options	shares that	based
	options			($)	have not	awards that
	(#)				vested	have not
					(#)	vested
($)

Dr. Alex Bogdan	1,361,759	0.10(2)	March 30, 2021	Nil	Nil	Nil

Benjamin Chesir	2,723,518	0.10	August 17, 2021	Nil	Nil	Nil

James McGovern	5,447,037	0.10(2)	March 30, 2021	Nil	Nil	Nil

(1) Based on the last price of the Common Shares on the CNSX as of December 31, 2011.

21) Exercise price for the first 1/3 of options granted, subsequent thirds will be exercisable at $0.16 and $0.24 respectively.

Value Vested or Earned by Named Executive Officers during the Year Ended December 31, 2011 under Option-Based Awards, Share-Based Awards and Non-Equity Incentive Plan Compensation

The following table summarizes the value vested or earned by Named Executive Officers in respect of option-based awards, share-based awards and non-equity incentive plan compensation during the year ended December 31, 2011.

Name	Option-based awards	Share based awards	Non-equity incentive plan
compensation
	Value vested during the	Value vested during the
	year	year	Value earned during the
	($)	($)	year
($)
Dr. Alex Bogdan	Nil	Nil	Nil
Benjamin Chesir	$45,391	Nil	Nil
James McGovern	Nil	Nil	Nil

(1) Determined based on the difference between the market price of the underlying Common shares on the vesting date and the exercise price of the options.

PENSION PLAN BENEFITS

          The Corporation does not have any pension, retirement or deferred compensation plans, including defined contribution plans.

TERMINATION AND CHANGE OF CONTROL BENEFITS

          The Corporation has not entered into any compensatory plans, contracts or arrangements with any of its Named Executive Officers whereby such officers are entitled to receive compensation as a result of the resignation, retirement or any other termination of employment of the Named Executive Officer with the Corporation or from a change in control of the Corporation or a change in the Named Executive Officer’s responsibilities following a change in control.

DIRECTORS’ COMPENSATION

          Information regarding the compensation received, including options, from the Corporation by any director who was also a Named Executive Officer during the financial year ended December 31, 2011 may be found under the heading “Summary Compensation Table.”

          Non-management directors of the Corporation do not currently receive any compensation for their services as directors of the Corporation. The directors are entitled to be reimbursed for reasonable expenditures incurred in performing their duties as directors.

          Executive officers who also act as directors of the Corporation do not receive any additional compensation for services rendered in their capacity as directors.

Director Compensation

          The following table provides a summary of the total compensation for the most recently completed financial year paid to the directors or director nominees:

			Share-	Option-	Non-equity
		Fees	Based	Based	incentive plan	Pension	All Other	Total
	Year	Earned	Awards	Awards(1)	compensation	Value	Compensation	Compensation
Name	Ended	($)	($)	($)	($)	($)	($)	($)
Todd Halpern,	2011	N/A	N/A	$544,074	N/A	N/A	N/A	$544,074
Chairman and
Director

James	2011	N/A	N/A	$544,074	N/A	N/A	N/A	$544,074
McGovern,
CEO, and
Director

Alfred Apps,	2011	N/A	N/A	$272,352	N/A	N/A	N/A	$272,352
Director

Dr. Alex	2011	N/A	N/A	$136,176	N/A	N/A	N/A	$136,176
Bodgan
Chief
Technology
Officer and
Director

Edward	2011	N/A	N/A	$272,352	N/A	N/A	N/A	$272,352
Milstein
Director

Richard	2011	N/A	N/A	$272,352	N/A	N/A	N/A	$272,352
Schaeffer
Vice Chair
and Director

Simon Posen	2011	N/A	N/A	$272,352	N/A	N/A	N/A	$272,352
Director

John Gibson	2011	N/A	N/A	$272,352	N/A	N/A	N/A	$272,352
Director

Alan Ralph	2011	N/A	N/A	$68,088	N/A	N/A	N/A	$68,088
Director

Benjamin	2011	N/A	N/A	$272,352	N/A	N/A	N/A	$272,352
Chesir,
President and
COO, QAT
USA and
Director

EQUITY COMPENSATION PLAN INFORMATION

As of December 31, 2011, following is a summary of the securities underlying the Corporation’s stock option plan.

	Number of securities to be issued	Weighted-average	Number of securities remaining
	upon exercise of outstanding	exercise price of	available for future issuance under
	options, warrants and rights	outstanding options,	equity compensation plans
		warrants and rights	(excluding securities reflected in
			column (a))
Plan Category	(a)	(b)	(c)
Equity compensation	33,363,099	$0.17	6,643,662l
plans approved by
securityholders
Equity compensation	Nil	N/A	54,170,399
plans not approved by
securityholders
Total	33,363,099	$0.17	19,979,250

CORPORATE GOVERNANCE

General

          Corporate governance relates to the activities of the Board of Directors of the Corporation (the “Board of Directors”), the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board of Directors and who are charged with the day to day management of the Corporation. The Board of Directors and senior management consider good corporate governance to be central to the effective and efficient operation of the Corporation.

          The Canadian Securities Administrators (the “CSA”) have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Corporation. The Corporation has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Corporation’s practices comply with the guidelines, however, the Board of Directors considers that some of the guidelines are not suitable for the Corporation at its current stage of development and therefore these guidelines have not been adopted.

          In addition, the CSA have implemented National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”), which prescribes certain disclosure by the Corporation of its corporate governance practices. This disclosure is presented below. As a “venture issuer”, as defined in NI 58-101, the Corporation is required to make such disclosure with reference to the requirements of Form 58-101F2, which disclosure is set forth below.

Board of Directors - Structure and Composition

          The Board of Directors presently consists of ten directors, of whom six (6) are considered independent, namely Messrs. Halpern, Gibson, Milstein, Ralph, Posen and Schaeffer. None of the independent directors has any direct or indirect material relationship with the Corporation (other than shareholdings) which could, in the view of the Corporation’s Board of Directors, reasonably interfere with the exercise of a director’s independent judgment. If management’s nominees for directors are elected at the Meeting, following the Meeting the Board of Directors will consist of nine (9) directors, of whom six (6) will be independent.

          Messrs. Bogdan, Chesir and McGovern are not independent on the basis that they also serve and are employed as senior officers of the Corporation.

Board of Directors – Mandate of the Board of Directors

          The mandate of the Board of Directors is to manage or supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation. In doing so, the Board of Directors oversees the management of the Corporation’s affairs directly and through its Audit Committee (see “Committees of the Board of Directors” below). In fulfilling its mandate, the Board of Directors, among other matters, is responsible for reviewing and approving the Corporation’s overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure that the Corporation’s proposed actions accord with shareholder objectives; reviewing succession planning; assessing management’s performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board of Directors; and safeguarding shareholders’ equity interests through the optimum utilization of the Corporation’s capital resources. The Board of Directors also takes responsibility for identifying the principal risks of the Corporation’s business and for ensuring these risks are effectively monitored and mitigated to the extent reasonably practicable. At this stage of the Corporation’s development, the Board of Directors does not believe it is necessary to adopt a written mandate, as sufficient guidance is found in the applicable corporate and securities legislation and regulatory policies. However, as the Corporation grows, the Board of Directors will move to develop a formal written mandate.

          In keeping with its overall responsibility for the stewardship of the Corporation, the Board of Directors is also responsible for the integrity of the Corporation’s internal control and management information systems and for the Corporation’s policies respecting corporate disclosure and communications.

          The Board of Directors ordinarily delegates to management, through the Chief Executive Officer and Chief Financial Officer, responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Corporation’s business in the ordinary course, managing the Corporation’s cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board of Directors also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.

          The Board of Directors has found that the fiduciary duties placed on management by the Corporation’s governing corporate legislation and common law and the restrictions on an individual director’s participation in decisions of the Board of Directors in which the director has an interest under applicable corporate and securities legislation provide the “independent” directors with significant input and leadership in exercising their responsibilities for independent oversight of management. In addition, each member of the Board of Directors understands that he is entitled to seek the advice of an independent expert if he reasonably considers it warranted under the circumstances and the “independent” directors have the ability to meet independently of management whenever deemed necessary.

Directorships

The following directors and nominee directors of the Corporation are also directors of other reporting issuers, as described in the table below:

Name of Director	Other reporting issuer (or equivalent in a foreign jurisdiction)
Benjamin Chesir	Mobile Integrated Systems Inc.

Todd Halpern	Mobile Integrated Systems Inc.

James McGovern	Mobile Integrated Systems Inc.

Alan Ralph	Mobile Integrated Systems Inc.

Richard Schaeffer	Vocaltec, Mobile Integrated Systems Inc.

Orientation and Continuing Education of Board of Directors Members

          Orientation and education of new members of the Board of Directors is conducted informally by management and members of the Board of Directors. The orientation provides background information on the Corporation’s history, performance and strategic plans.

          New directors are briefed on strategic plans, short, medium and long term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing company policies. However, there is no formal orientation for new members of the Board of Directors, and this is considered to be appropriate, given the Corporation’s size and current operations.

          The skills and knowledge of the Board of Directors as a whole is such that no formal continuing education process is currently deemed required. The Board of Directors is comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive experience in running and managing public companies. Board of Directors members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with management’s assistance. Board of Directors members have full access to the Corporation’s records.

Measures to Encourage Ethical Business Conduct

          The Board of Directors expects management to operate the business of the Corporation in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Corporation’s business plan and to meet performance goals and objectives.

          To date, the Board of Directors has not adopted a formal written Code of Business Conduct and Ethics. The Board of Directors has found that the fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and the common law, as well as the restrictions placed by applicable corporate and securities legislation on the individual director’s participation in decisions of the Board of Directors in which the director has an interest, have been sufficient to ensure that the Board of Directors operates independently of management and in the best interests of the Corporation and its shareholders.

Nomination of Board of Directors Members

          Given its current size and stage of development, the Board of Directors has not appointed a nominating committee and these functions are currently performed by the Board of Directors as a whole. Nominees are generally the result of recruitment efforts by Board of Directors members, including both formal and informal discussions among Board of Directors members and the President, and proposed directors’ credentials are reviewed in advance of a Board of Directors meeting with one or more members of the Board of Directors prior to the proposed director’s nomination. It is anticipated that the Board of Directors will establish a Governance and Nominating Committee for the coming year.

Composition of the Board of Directors

          Members of the Board of Directors are not compensated for acting as directors, save for being granted incentive stock options which may be granted pursuant to the policies of the Exchange and the Corporation’s stock option plan. The Board of Directors as a whole determines the stock option grants for each director.

          In addition, compensation to be paid to executive officers who are also directors must be approved by the disinterested directors thereby providing the non-executive officer directors with significant input into compensation decisions.

Board of Directors Committees

          The Board of Directors is satisfied that in view of the size and composition of the Board of Directors, it is more efficient and cost effective for the full Board of Directors to perform the duties that would be required by standing committees, other than the audit committee. Over the coming year, it is anticipated that additional standing and/or ad hoc committees may be formed as required.

Assessment of Directors, the Board of Directors and Board of Directors Committees

          The Board of Directors does not, at present, have a formal process in place for assessing the effectiveness of the Board of Directors as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant. Based on the Corporation’s current size, its stage of development and the limited number of individuals on the Board of Directors, the Board of Directors considers a formal assessment process to be inappropriate at this time. The Board of Directors plans to continue evaluating its own effectiveness and the effectiveness and contribution of its committees or individual directors on an ad hoc basis.

AUDIT COMMITTEE

Audit Committee Charter
A copy of the Audit Committee Charter is attached hereto as Schedule B.

Composition of the Audit Committee

The Audit Committee consists of Alan Ralph, John Gibson, and Richard Schaeffer. All of the Audit Committee members are independent and financially literate under National Instrument 52-110 - Audit Committees.

Reliance on Certain Exemptions

          The Corporation is relying upon the exemption granted in section 6.1 of National Instrument 52-110 - Audit Committees as a Venture Issuer.

Pre-Approval Policies and Procedures

          Under the policy, the Audit Committee shall approve all non-audit services to be provided by the independent auditor prior to the services being performed, including the amount of any related fees. To the extent deemed necessary by the Audit Committee, it shall have the authority to engage outside counsel and/or independent accounting consultants to review any matter under its responsibility.

External Auditor Service Fees (By Category)

          The following table provides information about the fees billed to the Corporation for professional services rendered Grant Thornton LLP during fiscal year 2011 and 2010. These fees were paid or estimated to be payable for services in the year indicated:

	2011 Grant Thornton LLP ($)	2010 Grant Thornton LLP ($)
Audit Fees(1)	$60,000	$45,000
Audit-Related Fees(2)	0	0
Tax Fees(3)	0	0
All Other Fees(4)	0	0
Total:(5)	$60,000	$45,000

Notes:

1.
Audit fees were for professional services rendered for the audit of the Corporation’s annual consolidated financial statements as well as services provided in connection with statutory and regulatory filings.

2.
Audit-related fees are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements.

3.	Professional services rendered for tax compliance, tax advice and tax planning.

4.	All other fees performed by the Corporation’s auditors.

5.
These fees only represent professional services rendered and do not include any out-of -pocket disbursements or fees associated with filings made on the Corporation’s behalf. These additional costs are not material as compared to the total professional services fees for each year.

          When active, the Audit Committee ordinarily meets with the Corporation’s auditors regularly, independent of management, and has direct communication channels with the external auditors to discuss and review specified issues as appropriate.

          At no time since the commencement of the Corporation’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

MANAGEMENT CONTRACTS

          Management functions of the Corporation are performed by the directors and senior officers of the Corporation and are not to any substantial degree performed by any other person or corporation.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

          No Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors and approval of the long-term incentive plan. For the purpose of this paragraph, “Person” shall include each person: (a) who has been a director or executive officer of the Corporation at any time since the commencement of the Corporation’s last financial year; (b) who is a proposed nominee for election as a director of the Corporation; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

          Since the commencement of the Corporation’s most recently completed financial period, no informed person of the Corporation, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation. An “informed person” means: (a) a director or executive officer of the Corporation; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Corporation; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Corporation itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

          No individual who is or, at any time during the most recently completed financial year was, a director or executive officer of the Corporation, and no person who is a proposed nominee for election as a director of the Corporation, and no associate of any of the foregoing is, or at any time since the beginning of the most recently completed financial year had been (i) indebted to the Corporation, or (ii) indebted to another entity where such indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation. As of April 9, 2012, no executive officer, director, employee or former executive officer, director or employee of the Corporation was (i) indebted to the Corporation, or (ii) indebted to another entity where such indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

ADDITIONAL INFORMATION

          Financial information will be provided in the Corporation’s audited annual financial statements and accompanying managements’ discussion and analysis (“MD&A”) for the year ended December 31, 2011. The 2011 audited annual financial statements and MD&A will be mailed to registered shareholders that have requested them.

          Additional information relating to the Corporation is available on the SEDAR website at www.sedar.com or may be obtained by contacting the Corporation at its business office 40 Village Centre Place, Mississauga, Ontario, L4Z 1V9, or by telephone at (416) 629 1333.

GENERAL

          The contents and sending of this Information Circular have been approved by the Board of Directors of the Corporation. Unless otherwise stated, the information contained herein is given as of the 9th day of April, 2012.

DATED as of the 9th day of April, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

“James McGovern”
James McGovern
Chief Executive Officer

SCHEDULE A
LONG-TERM INCENTIVE PLAN
FOR QUANTITATIVE ALPHA TRADING INC.

QUANTITATIVE ALPHA TRADING INC.

STOCK OPTION PLAN

Section 1. General Purpose of the Plan and Definitions

1.1  The name of the plan is the Quantitative Alpha Trading Inc. Stock Option Plan (the “Plan”). The purpose of the Plan is to encourage and enable the directors, officers, employees, and other key persons (including consultants and prospective employees) of Quantitative Alpha Trading Inc. (the “Company”) and its Subsidiaries upon whose judgment, initiative and efforts the Company largely depends for the successful conduct of its business to acquire a proprietary interest in the Company. It is anticipated that providing such persons with a direct stake in the Company’s welfare will assure a closer identification of their interests with those of the Company and its stockholders, thereby stimulating their efforts on the Company’s behalf and strengthening their desire to remain with the Company.

1.2  For the purposes of the Plan, the following terms have the respective meanings set forth below:

(a)	“Board” means the board of directors of the Company;

(b)	“Company” means Quantitative Alpha Trading Inc. or its successor;

(c)	“Committee” has the meaning set out in Section 2 hereof;

(d)	“Grant Date” means the date on which an Option is granted to a Participant;

(e)	“Option” means the right to purchase a Share under the Plan;

(f)	“Option Agreement” means an agreement, in the form substantially similar as that set out in Schedule “A” hereto, in respect of an Option granted under the Plan;

(g)	“Optionee” means the recipient of an Option;

(h)	“Participant” has the meaning set out in Section 2 hereof;

(i)	“Plan” means the Quantitative Alpha Trading Inc. Stock Option Plan as set forth herein as the same may be amended and/or restated from time to time;

(j)	“Share” means a common share without nominal or par value in the capital of the Company.

1.3  Unless otherwise indicated, all dollar amounts referred to in the Plan are in Canadian funds.

1.4  As used in this Plan, words importing the masculine gender shall include the feminine and neutral genders and words importing the singular shall include the plural and vice versa, unless the context otherwise requires.

Section 2.  Administration and Granting Options

2.1  The Plan shall be administered by the Board or, if appointed, by a special committee of directors appointed from time to time by the Board, subject to approval by the Board (such committee or, if no such committee is appointed, the Board, is hereinafter referred to as the “Committee”) pursuant to rules of procedure fixed by the Board.

2.2  The Committee may from time to time designate directors and officers of the Company, and bona fide Directors, Employees, or Consultants (all as defined in Policy 4.4 of the TSX Venture Exchange or any successor thereto (“Policy 4.4”) upon which the Plan is modeled), (the “Participants”) to whom Options to purchase Shares of the Company may be granted and the number of Shares to be optioned to each, provided that the total number of Shares to be optioned shall not exceed the number provided in Section 3 hereof. All option grants require the approval of the Board.

2.3  The chief executive officer of the Company shall periodically make recommendations to the Committee with respect to the grant of Options to Participants.

2.4  The Board may wait until such time as the financial statements of the preceding fiscal year are approved by the Board before making any determination regarding the grant of Options.

2.5  In addition to the powers granted to the Board under the Plan and subject to the terms of the Plan, the Board shall have full and complete authority to interpret the Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable. Any such interpretation, rule, determination or other act of the Board shall be conclusively binding upon all persons.

2.6  The Board may authorize one or more officers of the Company to execute and deliver and to receive documents on behalf of the Company in conjunction with the grant or transfer of Options.

2.7  Options granted by the Company represents that the Optionee is a bona fide Director, Employee or Consultant, as the case may be.

Section 3.  Shares Subject to the Plan

3.1 The maximum number of Shares that may be reserved for issuance pursuant to Options granted under the Plan shall not at any time exceed 20% of the total number of issued and outstanding Shares at the date the Plan is approved by the Company’s shareholders, subject to adjustment as provided in Section 12 hereof; and for greater certainty, Shares which were previously subject to Options which have expired or been terminated on the relevant Grant Date shall not be included in such percentage calculation.

3.2 The total number of Shares that may be reserved for issuance to any one person pursuant to Options granted under the Plan in any 12 month period shall not exceed 5% of the Shares of the Company outstanding on a non-diluted basis on the Grant Date of the Options.

3.3           Notwithstanding anything in this Plan to the contrary:

(a)
the maximum number of Shares that may be reserved for issuance pursuant to Options granted under the Plan to Insiders (as defined in Policy 4.4) of the Company, together with the number of Shares reserved for issuance to such Insiders under the Company’s other previously established or proposed share compensation arrangements, shall not exceed 10% of the issued and outstanding Shares on a non-diluted basis at the Grant Date of the Options;

(b)
the maximum number of Shares that may be issued to Insiders of the Company within any one-year period, pursuant to Options granted under the Plan, when taken together with the number of Shares issued to such Insiders under the Company’s other previously established or proposed share compensation arrangements, if any, shall not exceed 10% of the Shares of the Company issued and outstanding on a non-diluted basis at the end of such period;

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(c)	if the Shares are listed on the TSX Venture Exchange:

(i)	no more than 2% of the issued Shares may be granted to any one Consultant in any 12 month period;

(ii)	no more than an aggregate of 2% of the issued Shares may be granted to an Employee conducting Investor Relations Activities (as defined in Policy 4.4) in any 12 month period; and

(iii)	options issued to Consultants performing Investor Relations Activities must vest in stages over 12 months with no more than ¼ of the options vesting in any three month period;

3.4  No fractional Shares may be purchased or issued under the Plan.

Section 4.  Maintenance of Sufficient Capital

4.1  The Company shall at times during the term of the Plan reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of the Plan.

Section 5.  Participation

5.1  The Committee shall determine to whom Options shall be granted, the terms and provisions of the respective Option Agreements, the time or times at which such Options shall be granted and the number of Shares to be subject to each Option. An individual who has been granted an Option may, if he is otherwise eligible, and if permitted by any stock exchange on which the Shares are then listed or other regulatory body having jurisdiction, be granted an additional Option or Options if the Committee shall so determine. Options may be granted under the Plan to Participants only.

Section 6.  Exercise Price

6.1  The exercise price of the Shares covered by each Option shall be determined by the Committee and set forth in the Option Agreement issued in respect of such Option. The exercise price shall not be less than the price permitted by any stock exchange on which the Shares are then listed or other regulatory body having jurisdiction and in the case of a listing on the TSX Venture Exchange shall not be less than the Discounted Market Price (as defined in the policies of the TSX Venture Exchange).

Section 7.  Duration of Option

7.1  Each Option and all rights thereunder shall be expressed to expire on the date set out in the Option Agreement and shall be subject to earlier termination as provided in Section 10 and Section 11.

Section 8.  Option Period, Consideration and Payment

8.1  The Option period shall be a period of time fixed by the Committee, not to exceed the maximum period of 10 years from the Grant Date, provided that the Option period shall be reduced with respect to any Option as provided in Section 10 and Section 11 covering cessation as a Director, Employee or Consultant of the Company or death of the Participant.

8.2  Except as set forth in Section 10 and Section 11, no Option may be exercised unless the Participant is, at the time of such exercise, a Director, Employee or Consultant of the Company.

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8.3  The exercise of any Option will be contingent upon receipt by the Company at its head office of a written notice of exercise, specifying the number of Shares with respect to which the Option is being exercised and the applicable Option Agreement accompanied by bank draft, wire transfer or certified cheque for the full purchase price of such Shares with respect to which the Option is exercised. If the number of Shares so purchased is less than the number of Shares subject to the Option Agreement, the Participant will surrender the Option Agreement to the Company and the Committee will forward a new Option Agreement to the Participant concurrently with delivery of the Share certificate for the balance of Shares available under the Option. No Participant or his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any Shares subject to an Option under this Plan unless and until the certificates for such Shares are issued to such persons under the terms of the Plan.

Section 9.  Hold Period

9.1  Share certificates issued on exercise of an Option shall be legended in all cases as may be required by applicable securities laws and TSX Venture Exchange rules.

Section 10. Ceasing to be a Director, Officer, Employee or Consultant

10.1  If a Participant shall cease to be a Director, Employee or Consultant, as the case may be, of the Company for any reason (other than death), he may, but only within 60 days next succeeding his ceasing to be a Director, Employee or Consultant, exercise his Option to the extent that he was entitled to exercise it at the date of such cessation provided that, in the case of a Participant who is engaged in Investor Relations Activity on behalf of the Company, this 60 day period referenced herein shall be shortened to 30 days.

10.2  Nothing contained in the Plan, nor in any Option granted pursuant to the Plan, shall as such confer upon any Participant any right with respect to continuance as a Director, Employee or Consultant of the Company or of any affiliate.

Section 11. Death of Participant

11.1  In the event of the death of a Participant, the Option previously granted to him shall be exercisable only within the 12 months next succeeding such death and then only:

(a)	by the person or persons to whom the Participant’s rights under the Option shall pass by the Participant’s will or the laws of descent and distribution; and

(b)	if and to the extent that he was entitled to exercise the Option at the date of his death.

Section 12. Adjustments

12.1  Appropriate adjustments in the number of Shares optioned, and in the Option price per Share, as regards to Options granted or to be granted, may be made by the Committee in its discretion at any time after the approval of the Plan by the Committee in order to give effect to adjustments in the number of Shares of the Company resulting from subdivisions, consolidations or reclassification of the Shares, the payment of stock dividends by the Company or other relevant changes in the capital of the Company.

Section 13. Transferability

13.1  All benefits, rights and Options accruing to the Participant in accordance with the terms and conditions of the Plan shall not be transferable or assignable unless specifically provided herein. During the lifetime of a Participant any benefits, rights and Options may only be exercised by the Participant.

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Section 14.  Amendment and Termination of Plan

14.1 The Committee may, at any time, suspend or terminate the Plan. The Board may, subject to such approvals as may be required under the rules of any stock exchange on which the Shares are then listed or other regulatory body having jurisdiction, also at any time amend or revise the terms of the Plan, provided that no such amendment or revision shall alter the terms of any Options theretofore granted under the Plan.

Section 15. Necessary Approvals

15.1 The ability of the Options to be exercised and the obligation of the Company to issue and deliver Shares in accordance with the Plan is subject to any approvals which may be required from the shareholders of the Company, any regulatory authority or stock exchange having jurisdiction over the securities of the Company. So long as it remains a policy of the TSX Venture Exchange, the Company must obtain disinterested shareholder approval for the following:

(a)	If the Plan, together with all of the Company’s previously established and outstanding stock option plans or grants, could result at any time in:

(i)	the number of Shares reserved for issuance under Options granted to Insiders exceeding 10% of the issued Shares;

(ii)	the grant to any Participant, if the Participant is an Insider of the Company at the time of the grant, within a 12 month period, of a number of Options exceeding 10% of the issued Shares; or

(iii)	the issuance to any one Participant, within a 12 month period, of a number of Shares exceeding 5% of the issued Shares; or

(b)	Any reduction in the exercise price of the Option if the Participant is an Insider of the Company at the time of the proposed amendment. ]

15.2  If any Shares cannot be issued to the Participant for whatever reason, the obligation of the Company to issue such Shares shall terminate and any Option exercise price paid to the Company will be returned to the Participant.

Section 16. Prior Plan

16.1  The Plan shall entirely replace and supersede any prior share option plans, if any, enacted by the Board or its predecessor companies; however all outstanding options will be continued under the Plan.

Section 17. Effective Date of the Plan

17.1  The Plan has been adopted by the Board subject to the approval of any stock exchange on which the Shares of the Company are to be listed or other regulatory body having jurisdiction and approval of the shareholders and, if so approved, the Plan shall become effective upon such approvals being obtained.

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SCHEDULE ″A″

OPTION AGREEMENT

THIS AGREEMENT made as of ________, 20___ (the “Effective Date”) pursuant to the stock option plan adopted by Quantitative Alpha Trading Inc. effective as of _______________ (the “Plan”).

BETWEEN:
QUANTITATIVE ALPHA TRADING INC. a corporation existing under the laws of [Ontario],
(the “Company”)
OF THE FIRST PART
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_______________________________________________,
(the “Optionee”)
OF THE SECOND PART.

               For good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto), the Company and the Optionee hereby agree as follows:

Section 1.  Grant of Option

1.1  The Company hereby grants to the Optionee pursuant to the terms of the Plan the right and option (the “Option”) to purchase all or any part of an aggregate of up to ______ Shares on the terms and conditions set forth herein and therein.

1.2  By signing this Option Agreement, the Participant acknowledges that he or she has read and understands the Plan and accepts the Option in accordance with the terms and conditions of the Plan.

Section 2.  Vesting

2.1  Notwithstanding Section Section 1 above or any other provision of this Agreement, legal and beneficial title to the Option granted to the Optionee hereunder, in respect of the Shares and all rights, privileges and benefits arising and flowing therefrom or to arise or flow therefrom hereafter, shall vest in the Optionee and the Optionee shall be entitled to exercise said Option to purchase the Shares only in the proportion and on the dates (the “Vesting Dates”) set out below, provided that the Optionee is a [Consultant or Employee or Director] of the Company on such Vesting Date (and has been a [Consultant or Employee or Director] of the Company continuously from the date hereof):
Vesting Date	Number of Shares subject to the	Exercise Price
Option
●	●	●
●	●	●
●	●	●

Vesting Date	Number of Shares subject to the	Exercise Price
Option
●	●	●
Total:	●	●

Section 3.  Expiration

3.1  Subject to the terms and conditions set out in this Agreement, including the vesting conditions set out in Section 2 above and the termination provisions set out in Section 6 below, the Optionee shall have the right to exercise the Option with respect to all or any part of the Shares to the extent vested at any time or from time to time after the date hereof and prior to the close of business on ___________________ (the “Expiry Time”). On the Expiry Time, the Option shall forthwith expire and terminate and be of no further force or effect whatsoever with respect to the unexercised balance of the Shares available under the Option, whether vested or not.

Section 4.  Exercise of Option

4.1  Subject to the provisions of this Agreement, including, without limitation, Section 2 above, the Option may be exercised from time to time prior to the Expiry Time by delivery to the Company of an executed Exercise Notice (attached hereto as Exhibit “I”) addressed to the Company and accompanied by payment in full, by bank draft, wire transfer or certified cheque, of the purchase price of the Shares then being purchased.

Section 5.  Time of Essence

5.1  Time shall be of the essence of this Agreement and each and every part hereof.

Section 6. Binding Effect

6.1  This Agreement shall enure to the benefit of and be binding upon the parties hereto, the successors of the Company and the executor, administrator, heirs and personal representatives of the Optionee. This Agreement shall not be assignable by the Optionee.

Section 7.  Headings

7.1  The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.  Amendment

8.1  This Agreement may be amended only by a written instrument signed by each of the parties hereto, provided that amendments to the Plan or Options granted to the Optionee thereunder shall automatically amend this Agreement.

Section 9.  Governing Law

9.1  This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

Section 10. Duplicate Originals

10.1  It is hereby acknowledged by the parties hereto that this Agreement has been signed in duplicate only, one original executed copy delivered to the Optionee and one delivered to the Company.

Section 11. Paramountcy

11.1  To the extent there is any inconsistency or ambiguity between this Agreement and any other employment or consulting agreement, the terms of this Agreement shall prevail. The parties hereto agree that in the event this Agreement is inconsistent with the Plan, the Plan shall govern to the extent of such inconsistency or ambiguity.

Section 12. Defined Terms

12.1  All capitalized terms not defined herein have the meaning assigned to them in the Plan.

IN WITNESS WHEREOF the parties hereto have executed this Agreement on the date first above written.

QUANTITATIVE ALPHA TRADING INC.

Per:
Name:
Title:

Signature of Participant

Print name of Participant

NOTICE OF EXERCISE

TO:  QUANTITATIVE ALPHA TRADING INC.

Unless otherwise defined herein, all capitalized terms will have the meanings specified in the stock option plan adopted by Quantitative Alpha Trading Inc. effective as of ____________________.

TO: Quantitative Alpha Trading Inc.

Reference is made to the Option Agreement made as of __________________________ 20_____, between Quantitative Alpha Trading Inc. (the “Company”) and the Participant named below. The Participant hereby exercises the Option to purchase Shares of the Company as follows:

Number of Shares for which Option being exercised:

Exercise Price per Share:	$

Total Exercise Price (in the form of a cheque which need	$
not be a certified cheque, bank draft or wire transfer
tendered with this Notice of exercise):

Name of Participant as it is to appear on share certificate

Address of Participant as it is to appear on the register of
Shares of the Company and to which a certificate
representing the Shares being purchased is to be delivered:

Enclosed is a certified cheque or bank draft for the Total Exercise Price.

Dated	Name of Participant

Signature of Participant

□	Please check if the Share certificates are to be delivered at the office where this Exercise Notice is surrendered, failing which the certificates will be mailed.
□	Certificates will be delivered or mailed only after the transfer books of the Company have been opened for five (5) business days after the due surrender of the Exercise Notice as aforesaid.

SCHEDULE B
Charter of the Audit Committee

QUANTITATIVE ALPHA TRADING INC. (THE “CORPORATION”)

CHARTER FOR THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

1. Purpose

1.1           The Audit Committee is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets; reliability of information; and compliance with policies and laws. Within this mandate, the Audit Committee’s role is to:

(a) support the Board of Directors in meeting its responsibilities to shareholders;
(b) enhance the independence of the external auditor;
(c) facilitate effective communications between management and the external auditor and provide a link between the external auditor and the Board of Directors;
(d) increase the credibility and objectivity of the Corporation’s financial reports and public disclosure.

1.2. The Audit Committee will make recommendations to the Board of Directors regarding items relating to financial and regulatory reporting and the system of internal controls following the execution of the Committee’s responsibilities as described herein.

1.3. The Audit Committee will undertake those specific duties and responsibilities listed below and such other duties as the Board of Directors from time to time prescribe.

2. Membership

2.1. Each member of the Audit Committee must be a director of the Corporation.

2.2. The Audit Committee will consist of at least three members, the majority of whom are neither officers nor employees of the Corporation or any of its affiliates.

2.3. The members of the Audit Committee will be appointed annually by and will serve at the discretion of the Board of Directors.

3. Authority

3.1. In addition to all authority required to carry out the duties and responsibilities included in this charter, the Audit Committee has specific authority to:

(a) engage, and set and pay the compensation for, independent counsel and other advisors as it determines necessary to carry out its duties and responsibilities;

(b) communicate directly with management and any internal auditor, and with the external auditor without management involvement; and

(c) approve interim financial statements and interim MD&A on behalf of the Board of Directors.

4. Duties and Responsibilities

4.1. The duties and responsibilities of the Audit Committee include:

(a) recommending to the Board of Directors the external auditor to be nominated by the Board of Directors;

(b) recommending to the Board of Directors the compensation of the external auditor;

(c) reviewing the external auditor’s audit plan, fee schedule and any related services proposals;

(d) overseeing the work of the external auditor;

(e) ensuring that the external auditor is in good standing with the Canadian Public Accountability Board and will enquire if there are any sanctions imposed by the CPAB on the external auditor;

(f) ensuring that the external auditor meets the rotation requirements for partners and staff on the Corporation’s audits;

(g) reviewing and discussing with management and the external auditor the annual audited financial statements, including discussion of material transactions with related parties, accounting policies, as well as the external auditor’s written communications to the Committee and to management;

(h) reviewing the external auditor’s report, audit results and financial statements prior to approval by the Board of Directors;

(i) reporting on and recommending to the Board of Directors the annual financial statements and the external auditor’s report on those financial statements, prior to Board approval and dissemination of financial statements to shareholders and the public;

(j) reviewing financial statements, MD&A and annual and interim earnings press releases prior to public disclosure of this information;

(k) ensuring adequate procedures are in place for review of all public disclosure of financial information by the Corporation, prior to is dissemination to the public;

(l) overseeing the adequacy of the Corporation’s system of internal accounting controls and internal audit process obtaining from the external auditor summaries and recommendations for improvement of such internal accounting controls;

(m) ensuring the integrity of disclosure controls and internal controls over financial reporting;

(n) resolving disputes between management and the external auditor regarding financial reporting;

(o) establishing procedures for:

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i. the receipt, retention and treatment of complaints received by the Corporation from employees and others regarding accounting, internal accounting controls or auditing matters and questionable practices relating thereto; and

ii. the confidential, anonymous submission by employees of the Corporation or concerns regarding questionable accounting or auditing matters.

(p) reviewing and approving the Corporation’s hiring policies with respect to partners or employees (or former partners or employees) of either a former or the present external auditor;

(q) pre-approving all non-audit services to be provided to the Corporation or any subsidiaries by the Corporation’s external auditor;

(r) overseeing compliance with regulatory authority requirements for disclosure of external auditor services and Audit Committee activities.

4.2. The Audit Committee will report, at least annually, to the Board regarding the Committee’s examinations and recommendations.

5. Meetings

5.1. The quorum for a meeting of the Audit Committee is a majority of the members of the Committee who are not officers or employees of the Corporation or of an affiliate of the Corporation.

5.2. The members of the Audit Committee must elect a chair from among their number and may determine their own procedures.

5.3. The Audit Committee may establish its own schedule that it will provide to the Board of Directors in advance.

5.4. The external auditor is entitled to receive reasonable notice of every meeting of the Audit Committee and to attend and be heard thereat.

5.5. A member of the Audit Committee or the external auditor may call a meeting of the Audit Committee.

5.6. The Audit Committee will meet separately with the President and separately with the Chief Financial Officer of the Corporation at least annually to review the Financial affairs of the Corporation.

5.7. The Audit Committee will meet with the external auditor of the Corporation at least once each year, at such time(s) as it deems appropriate, to review the external auditor’s examination and report.

5.8. The chair of the Audit Committee must convene a meeting of the Audit Committee at the request of the external auditor, to consider any matter that the auditor believes should be brought to the attention of the Board of Directors or the shareholders.

6. Reports

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6.1. The Audit Committee will record its recommendations to the Board in written form which will be incorporated as a part of the minutes of the Board of Directors’ meeting at which those recommendations are presented.

7. Minutes

7.1. The Audit Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board of Directors.

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